Exhibit 99.3
Fidelity Bond Allocation of Premium
Allocation based upon total assets as of 10/31/2006

	Approximate Total	Ratio to	Rounded	Allocated
	Assets 10/31/06	Total Assets	Ratio	Premium
Gladstone Capital	251,733,596	32.01%	32%	5,590.00
Gladstone Investment	227,245,853	28.90%	29%	5,046.22
Gladstone Commercial	280,044,173	35.61%	36%	6,218.66
Gladstone Management	3,589,959	0.46%	0%	79.72
Gladstone Land	23,750,345	3.02%	3%	527.40

Gladstone Participation	—	* *	* *	737.00

	786,363,926	100.00%	100%	18,199.00

**	Although Gladstone Participation, LLC currently has no assets, the bond premium for the remainder of the term increased by $737.00 upon the addition of Gladstone Participation, LLC. Thus, $737.00 of the new total premium of $18,199.00 has been allocated to Gladstone Participation, LLC.